Exhibit 99.5

OROMIN EXPLORATIONS LTD.
Suite 2000 - 1055 West Hastings Street
Vancouver, B.C., V6E 2E9
TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Oceanic Plaza Meeting Room, located at 1250 – 1066 West Hastings Street, Vancouver, British Columbia, on July 20, 2010, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.	To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2010.
2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.
3.	To fix the number of directors at seven (7).
4.	To elect directors for the ensuing year.
5.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 10th day of June, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”
Chet Idziszek,
(President and Chief Executive Officer)